July 12, 2023

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Zacks Trust (the “Trust”), File Nos. 811-23435 and 333-232634

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Trust, pursuant to: (i) the Securities Act of 1933 and Rule 485(a) thereunder; (ii) the Investment Company Act of 1940; and (iii) Regulation S-T, please find attached Post-Effective Amendment No. 5 to the Registration Statement of the Trust.

This amendment is being filed for the purpose of adding a new series to the Trust’s Registration Statement. This amendment contains prospectus and statement of additional information, Part C, and the signature page for the Zacks Small/Mid Cap ETF.

If you have any questions concerning this filing, please contact Tanya Boyle at 678.553.2432.

Sincerely,

Very truly yours,

/s/ Greenberg Traurig, LLP

Greenberg Traurig, LLP